TOTAL NUMBER OF SEQUENTIAL PAGES 5
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                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 2
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                                                               File No:333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 of the Securities Exchange Act of 1934

                            For the month of January,
                                     2003.

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F  x - Form 40-F
                                     ---            ---

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
            furnishing the information to the Commission pursuant to
           Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

                                    Yes     No  x
                                       ---     ---

ITEM 1. Filing of information on Debt Account with the Superintendencia de Valores y Seguros.

          Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the
          "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to January 31, 2003, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as
          Exhibit 99.1

ITEM 2.   Exhibits

    Exhibit
    Number                    Description                            Page Number

    99.1            Translation of Information on Debt Account           4

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)


Date: February 3, 2003.                          By:


                                                 Roger Ford
                                                 Chief Financial Officer

Exhibit 99.1

     FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDINB BOND ISSUES

ISSUER:              COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF:   January 31, 2003

--------------------------------------------------------------------------------------------------------------------------
 NUMBER AND
  DATE OF
REGISTRATION                                                  FACE AMOUNT          ADJUSTED FACE
  IN THE                                        INITIAL FACE   PLACED AND  ADJUST-     AMOUNT       INTEREST
 SECURITIES           DATE OF       PLACEMENT      AMOUNT     OUTSTANDING    MENT   OUTSTANDING   ACCRUED AND  PAR VALUE
  REGISTRY  SERIES NOMINAL ISSUE   EXPIRY DATE   PLACED US$       US$       INDEX       KCH$      UNPAID KCH$     KCH$
--------------------------------------------------------------------------------------------------------------------------

ISSUED IN   UNIQUE March 25, 1999 March 15, 2006 143,400,000   143,400,000   US$    105,563,910     3,996,034  109,559,944
NEW YORK           March 25, 1999 March 15, 2006  16,600,000    14,600,000   US$     10,747,790       408,868   11,156,658

                      TOTALS                     160,000,000   158,000,000          116,311,700     4,404,902  120,716,602
--------------------------------------------------------------------------------------------------------------------------


---------------------------------



INTEREST PAID AMORTIZATIONS PAID
IN THE MONTH     IN THE MONTH
    KCH$             KCH$
---------------------------------

       -               -
       -               -

       -               -
---------------------------------




THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.


                          ANDRES VICUNA GARCIA-HUIDOBRO
                          -----------------------------
                                 GENERAL MANAGER
                                    SIGNATURE


MONTLY CHANGE

EXCHANGE RATE     736.15

INTEREST RATE     9.875%



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